EXHIBIT 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF CITY GAS BUSINESS

The Board announces that Kunlun Gas, a wholly-owned subsidiary of the Company, participated in an open tender in respect of the sale of the equity interest in Zhongqing Gas held by Daqing Petroleum Administrative Bureau, a wholly-owned subordinated entity of CNPC, and entered into an asset transfer agreement on 30 December 2009 in respect of equity interests in Zhongqing Gas in accordance with the results of the open tender. Pursuant to the Asset Transfer Agreement, Kunlun Gas will acquire the City Gas Business from the Transferor. Upon completion of the Acquisition, Kunlun Gas will pay consideration in the amount of RMB1,088,064,200 (approximately HK$1,236,436,600) to the Transferor, which will be adjusted by any gain/loss attributable to the Target Equity Interest which arose between the reference date of valuation and the Completion Date on a dollar-for-dollar basis.
CNPC is the controlling shareholder of the Company. The Transferor is a subordinated entity of CNPC. Pursuant to the Listing Rules, each of CNPC and the Transferor is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.
Since the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules. The Acquisition has been approved at the sixth meeting of the fourth session of the Board.
INTRODUCTION
CNPC is the controlling shareholder of the Company. CNPC holds the City Gas Business through the Transferor.

On 1 December 2009, Daqing Petroleum Administrative Bureau arranged to sell its equity interests in Zhongqing Gas through open tender on the Shanghai United Assets and Equity Exchange (). On 28 December 2009, Kunlun Gas, a wholly-owned subsidiary of the Company, submitted an application to acquire and bid for the equity interests in Zhongqing Gas. The open tender was closed on 28 December 2009 and Kunlun Gas was informed that it was the sole bidder. Kunlun Gas entered into an asset transfer agreement with Daqing Petroleum Administrative Bureau on 30 December 2009 in respect of the equity interests in Zhongqing Gas in accordance with the results of the open tender.
Details of the Asset Transfer Agreement are as follows:
ASSET TRANSFER AGREEMENT
Date
30 December 2009
Parties
Transferor:	Daqing Petroleum Administrative Bureau (), a wholly-owned subordinated entity of CNPC

Transferee:	Kunlun Gas, a wholly-owned subsidiary of the Company
The Acquisition and equity interests to be acquired
Pursuant to the Asset Transfer Agreement, Kunlun Gas has agreed to acquire, and the Transferor has agreed to sell, 100% equity interests in Zhongqing Gas held by Daqing Petroleum Administrative Bureau (the “Target Equity Interests”).
Consideration
Kunlun Gas will pay consideration to the Transferor in the amount of RMB1,088,064,200 (approximately HK$1,236,436,600), representing the net asset value of the Target Equity Interests as of the reference date of valuation. The consideration is based on the base price of the open tender held by Daqing Petroleum Administrative Bureau, and will be adjusted by any gain/loss attributable to the Target Equity Interest which arose between the reference date of valuation and the Completion Date on a dollar-for-dollar basis. Kunlun Gas will pay the consideration in cash to the Transferor out of the internal resources of Kunlun Gas.
The Company understands that the above appraised value was determined based on the valuation report prepared by China Enterprises Appraisal Company Inc., Beijing, an independent valuer. The reference date of the valuation was 31 March 2009. The appraised net asset value of the City Gas Business is approximately RMB1,088,064,200 (approximately HK$1,236,436,600), as determined mainly by the cost-based approach.
As of 31 March 2009, the total audited net asset value of the Target Equity Interests to be acquired under the Acquisition was RMB973,628,900 (approximately HK$1,106,396,500).
The audited net losses before and after tax of Zhongqing Gas for the financial year ended 31 December 2007 amounted to approximately RMB67.84 million (approximately HK$77.09 million) and RMB67.84 million (approximately HK$77.09 million) respectively. The audited net losses before and after tax of Zhongqing Gas for the financial year ended 31 December 2008 amounted to approximately RMB45.54 million (approximately HK$51.75 million) and RMB46.91 million (approximately HK$53.31 million) respectively. The above figures were based on the audited financial statements of Zhongqing Gas for the respective financial years prepared in accordance with the PRC GAAP.
Zhongqing Gas was founded by Daqing Petroleum Administrative Bureau and its paid-up capital amounted to RMB1,014.30 million.
Completion of the Acquisition
In accordance with the Asset Transfer Agreement, the Transferor shall complete the Acquisition within 90 days after the issuance of the certificate of asset transfer. On the Completion Date, the Transferor shall hand over to Kunlun Gas the certificate of capital injection or the amended register of members executed by Zhongqing Gas, and to procure and assist Zhongqing Gas completing the relevant procedures at the business administration bureau in respect of the subject equity transfer.
REASONS FOR THE ACQUISITION AND BENEFITS TO THE COMPANY
The Board considers that the acquisition of the City Gas Business is in line with the development strategies of the Company. In particular, the Board considers that the acquisition of the City Gas Business has the following strategic importance:
(1)	Zhongqing Gas is mainly responsible for operating the City Gas Business in North Eastern China. Upon completion of the Acquisition, the total assets of Kunlun Gas, the main platform through which the Company establishes its city gas business, is expected to increase by about 40%. Kunlun Gas will also expand its operations to North Eastern China, thereby optimizing its resource allocation and promoting the competitiveness and economy of scale of the Company’s city gas business.

(2)	As natural gas is an environment friendly source of energy, the natural gas related assets to be acquired in the Acquisition have strong potential in value growth. The assets to be acquired are of high quality, enjoy a technological edge, and are backed up by abundant resources and pipeline networks. This is beneficial to the Company’s professional and standardized operation in the city gas business, and brings new prospects to the Company’s profitability.

(3)	The completion of the Acquisition helps reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations.
RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION
CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. Daqing Petroleum Administrative Bureau is a wholly-owned subordinated entity of CNPC. Pursuant to the Listing Rules, each of CNPC and the Transferor is a connected person of the Company, and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
The Acquisition has been approved at the sixth meeting of the fourth session of the Board. The Board (including the independent non-executive directors of the Company) considers that the terms of the Asset Transfer Agreement is on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.
INFORMATION ON THE COMPANY
Business of the Company
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.
Business of CNPC
CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. The Transferoris a wholly-owned subordinate entity of CNPC.
Business of Daqing Petroleum Administrative Bureau
Daqing Petroleum Administrative Bureau is conglomerate engaged in various industries such as storage, transmission and marketing of crude oil, natural gas and their products and by-products, coordination of oil and gas production, supply of materials and equipment, production of petroleum-related machinery, apparatus and meters, leasing of properties, telecommunications and other information transmission services.

DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:
“Acquisition”	the acquisition of the equity interests of the City Gas Business from the Transferor by Kunlun Gas, a wholly-owned subsidiary of the Company, pursuant to the Asset Transfer Agreement

“Asset Transfer Agreement”	the acquisition agreement dated 30 December 2009 entered into between Kunlun Gas and the Transferor in respect of the Acquisition

“Audit Reference Date”	31 March 2009

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“City Gas Business”	the city gas business held by the Transferor, that is to say 100% equity interest in Zhongqing Gas

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, and its subsidiaries

“Completion Date”	the completion date as contemplated by the Asset Transfer Agreement

“Kunlun Gas”	(PetroChina Kunlun Gas Limited*), a wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“PRC GAAP”	the PRC accounting standards

“Transferor”	(Daqing Petroleum Administrative Bureau*), a wholly-owned subordinated entity of CNPC

“Valuation Date”	31 March 2009

“Zhongqing Gas”	(Daqing Oilfield Zhongqing Gas Holding Co., Ltd.*), a limited liability company incorporated under the laws of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“RMB”	Renminbi, the lawful currency of the PRC

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
30 December 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Asset Transfer Agreement of HK$1= RMB0.88 for reference purpose only.
* For identification purpose only